INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 24, 2014

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Global Macro Opportunity Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 17, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Global Macro Opportunity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 526 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
1.  Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2015.” Please confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:                          The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date and has updated the language to state “February 28, 2016.”

Example

2.  Confirm that the expense Example is calculated to reflect the fee waiver/reimbursement only for the period it is contractually in effect.

Response:                          The Registrant confirms that the expense Example is calculated to reflect the fee waiver/reimbursement only for the period it is contractually in effect.

3.  The expense figures reported for Class I shares of $202 for 1 year and $689 for 3 years do not appear to be accurate, please review and revise.

Response:                          The Registrant has updated the numbers in the Class I shares section to reflect $233 for 1 year and $788 for 3 years.

Principal Investment Strategies
4.  In light of the fact that commodities are mentioned as a principal investment strategy, please include a commodity investment risk if it is a principal investment strategy.
Response:                          The Registrant has added a Commodities Risk discussion to the Principal Risks section as follows:
“Commodities Risk.  Exposure to the commodities markets (including financial futures markets) through investments in futures may subject the Fund to greater volatility than investments in traditional securities.  Prices of commodities and related contracts may fluctuate significantly over short periods for a variety of reasons, including changes in interest rates, supply and demand relationships and balances of payments and trade; weather and natural disasters; and governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies.  The commodity markets are subject to temporary distortions and other disruptions.  U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day and the size of contract positions taken.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.”

5.  The first paragraph mentions “non-U.S. investments,” please disclose how the Fund defines a non-U.S. corporation.

Response:                          The Registrant has added the following statement:

“The Advisor considers foreign issuers to include (i) issuers that are organized under the laws of a foreign country; (ii) issuers whose securities are traded principally in a foreign country; or (iii) issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed outside of the United States or that have at least 50% of their assets in countries outside of the United States.”

6.  Disclose the percentage of Fund assets that are invested in or exposed to non-U.S. investments. Because the Fund includes the word “global” in its name, please state that a minimum of 40% of Fund assets will be invested in or exposed to non-U.S. investments.

Response:                          The Fund expects that, under normal circumstances, its exposure to non-U.S. investments will be at least 40% of its assets and from at least three different countries.  The Advisor considers non-U.S. investments to include equity and fixed income securities of foreign issuers; exchange-traded funds (“ETFs”) that principally or exclusively hold securities of foreign issuers; and futures, options, and swap contracts for which the underlying reference assets are securities of foreign issuers, foreign currencies, or foreign equity or fixed income indices.

7.  In the second paragraph, disclose the maximum percentage that the Fund expects to “short.”
Response:                          The Registrant has added a statement that the “Fund will not be more than 50% short on a net basis.”
8.  In light of the disclosure that the Fund invests in commodities under Principal Investment Strategies, clarify or confirm whether the Fund will use a Cayman subsidiary structure.

Response:                          The Registrant has obtained confirmation from the Advisor that the Fund’s investment or exposure to commodities will fall within limits of Subchapter M of the Internal Revenue Code; therefore, this Fund will not utilize or have a Cayman subsidiary entity.
9.  In light of “Market sector risk” disclosure under “Principal Risks”, add a statement that “the Fund’s investment strategy may result in significant over or under exposure to certain industries or market sectors” under Principal Investment Strategies

Response:                          The Registrant has made the requested addition under “Principal Investment Strategies” section.

Portfolio Managers
10.  Disclose the year that the portfolio managers began managing the Fund.

Response:                          The Registrant has added a statement that the portfolio managers have managed “the Fund since its inception in 2014.”

Principal Risks
11.  Under Credit Risk please add the phrase “predominantly speculative” to the phrase “These securities are considered speculative.”

Response:                          The Registrant has updated the statement to include the phrase, “These securities are considered predominantly speculative.”

Selling (Redeeming) Fund Shares
12.  Please disclose how investors would redeem their shares if the financial intermediary is no longer in existence under “Through a broker dealer or other financial intermediary” paragraph.

Response:                          The Registrant has added the following statement:

“In the event your approved financial intermediary is no longer available or in operation, you may place your redemption order directly with the Fund as described below.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS

Preferred Stock
13.  Preferred stock is not mentioned as a principal strategy, please remove this disclosure from the “Principal Investment Strategies” section if it is not a principal investment.

Response:                          The Registrant confirms that preferred stock is not a principal investment and has moved this disclosure to the “Other Investment Strategies, Policies and Risks” section.

Warrants and Rights
14.  Warrants and rights are not mentioned as principal strategies, please remove this disclosure from the “Principal Investment Strategies” section if it is not a principal investment.

Response:  The Registrant confirms that warrants and rights are not principal investments and has moved the disclosure to the “Other Investment Strategies, Policies and Risks” section.

Other Pooled Investment Vehicles
15.            The disclosure states that the Fund may invest in pooled investment vehicles, such as private equity funds and private equity fund of funds.  Please disclose to what extent the Fund may invest in pooled investment vehicles that are unregistered investment companies.

Response:                          The Registrant confirms that the Fund currently does not intent to invest in other unregistered pooled investment vehicles.

Futures and Options on Futures (page B-14)
16.            The second to the last paragraph under this section states that “With respect to options and futures contracts that are cash settled, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the contracts (less any amounts the Fund has posted as margin), if any, rather than the full notional value.”  The segregation of assets based on the net obligations on cash settled contracts are only applicable to futures contracts, not options contracts.  Please remove “options” from this statement.

Response:                          The Registrant has made the requested revision.

Swap Agreements
17.  Consider specifying the types of swap contracts (i.e. credit default swaps, total return swaps etc.) that the Fund expects to enter into in the principal strategies section of the Prospectus.

Response:                          The Fund received confirmation from the Advisor that it currently does not intend to engage in swap contracts.  Accordingly, any reference to swap contracts under Principal Investment Strategies in the Prospectus has been removed.

OTHER INVESTMENT STRATEGIES, POLICIES AND RISKS

Fixed Income Securities
18.  Fixed income securities are included as a principal investment strategy in the Prospectus, please move to the “Principal Investment Strategies, Policies And Risks” section.

Response:                          The Registrant has made the requested revision.

Commodities and Commodity Contracts
19.  Commodities and commodity contracts are included as a principal investment strategy in the Prospectus, please move to the “Principal Investment Strategies, Policies And Risks” section.

Response:                          The Registrant has made the requested revision.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Investment Managers Series Trust
Assistant Secretary